Exhibit 2.1

ASSET PURCHASE AGREEMENT

among:

Conihasset Capital Partners, Inc.,
a Delaware corporation,

MRO Integrated Solutions, LLC,
a Connecticut limited liability company,

and

Metron Technology, Inc.,
a Delaware corporation

____________________________

Dated as of July 19, 2007
____________________________

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is entered into as of July 19, 2007, by and among Conihasset Capital Partners, Inc., a Delaware corporation (“Conihasset”), MRO Integrated Solutions, LLC, a Connecticut limited liability company  (the “Purchaser”), and Metron Technology, Inc., a Delaware corporation (the “Seller”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A. Conihasset is the sole member of the Purchaser.

B. Among other businesses, the Seller operates a business known as the North American Cleanroom Consumable Products Division (the “Specified Business”).

C. The Seller and the Purchaser wish to provide for the sale by the Seller to the Purchaser of the Designated Assets (as defined in Section 1.1) relating to the Specified Business on the terms and subject to the conditions set forth in this Agreement.

D. Concurrently herewith, the Purchaser is extending offer letters to all of the six (6) employees of the Specified Business (the “Specified Employees”) offering such employees employment with the Purchaser commencing immediately subsequent to the employee’s acceptance of such offer letter at the same salary and with substantially similar benefits as each such employee currently receives in his or her employment with the Seller.

E. This Agreement has received the requisite corporate approval by the Seller and has been approved by the board of directors of Conihasset for itself and on behalf of the Purchaser.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. Sale of Designated Assets; Related Transactions.

1.1 Sale of Designated Assets. The Seller will sell and assign all of the Seller’s right, title and interest to the Purchaser at the Closing (as defined in Section 1.7(a)) in and to the Designated Assets on the terms and subject to the conditions set forth in this Agreement. Subject to Section 1.2, the “Designated Assets” shall mean the following assets:

(a) All finished goods inventories of the products distributed and sold by the Specified Business and owned by the Seller as of the Closing Date (as defined in Section 1.7(a)) (the “Transferred Inventory”);

(b) All items of equipment, materials, tools, supplies, furniture, fixtures, vehicles and other tangible assets listed on Schedule 1.1(b) (the “Transferred Fixed Assets”);

(c) All rights of the Seller as of the Closing Date under the real property leases, the personal property leases, the open customer and supplier agreements and purchase orders, the maintenance agreements and the other contracts identified on Schedule 1.1(c), but only to the extent that such rights relate exclusively to the Specified Business (the “Transferred Contracts”);

(d) All rights of the Seller as of the Closing Date in respect of the Documentation, which Documentation is generally identified on Schedule 1.1(d); and

(e) The other books, records, files and data listed on Schedule 1.1(e).

1.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 1.1, the Designated Assets will not be deemed to include any asset identified on Schedule 1.2.

1.3 Purchase Price and Adjustment to Purchase Price.

(a) Purchase Price. At the Closing, the Purchaser shall: (i) pay to the Seller, in cash, by wire transfer of immediately available funds, an amount equal to U.S. $1,000,000.00, except as may be adjusted pursuant to Section 1.3(b) (the “Payment Amount”); and (ii) assume the Assumed Liabilities (as defined in Section 1.4) by executing and delivering to the Seller an Assignment and Assumption Agreement substantially in the form of Exhibit B (the “Assignment and Assumption Agreement”).

(b) Adjustment to Purchase Price.

(i) In accordance with the procedures described in Section 1.3(b)(ii) and Section 1.3(b)(iii), the Payment Amount shall be adjusted on the Closing Date to take into account the amount, if any, by which the aggregate book value of the Transferred Inventory as of the Closing Date per the Seller’s books and records is more or less than $1,735,000, provided, however, than an adjustment shall only be made if such aggregate book value deviates from that target by more than 5% (i.e. is more than $1,821,750 or less than $1,648,250, it being understood that in such event, the Payment Amount shall be adjusted by the entire amount of the deviation and not only the amount exceeding 5%).

(ii) On the Closing Date, the Seller shall deliver to the Purchaser a list of the number and value of each type of the Transferred Inventory as of the Closing Date based upon Seller’s electronic database without conducting a physical inventory thereof (the “Transferred Inventory Schedule”).

(iii) If the Transferred Inventory Schedule shows an aggregate book value which is lower than $1,648,250, then the Payment Amount shall be reduced, on a dollar-for-dollar basis, by the amount by which $1,735,000 exceeds such aggregate book value and if it shows an aggregate book value which is greater than $1,821,750, then the Payment Amount shall be increased, on a dollar-for-dollar basis, by the amount by which the aggregate book value exceeds $1,735,000.

1.4 Assumed Liabilities.  The Purchaser shall assume: (a) all of the obligations and other liabilities of the Seller under the Transferred Contracts that arise or require performance after the Closing; (b) all obligations and other liabilities of the Seller relating to any of the Transfer Taxes (as defined in Section 1.5) (clauses “(a)” and “(b)” being collectively referred to as the “Assumed Liabilities”).

1.5 Taxes; Delivery of Assets.

(a) The Purchaser shall bear and pay, or shall reimburse the Seller and the Seller’s affiliates for, any sales taxes, use taxes, transfer taxes, documentary charges, value-added taxes, recording fees or similar taxes, charges, fees or expenses (collectively the “Transfer Taxes”) that may become payable (whether by the Seller or the Purchaser) in connection with the sale of the Designated Assets to the Purchaser, the assumption of the Assumed Liabilities by the Purchaser or any of the other transactions contemplated by this Agreement.

(b) The Purchaser and the Seller shall cooperate and work together following the Closing to promptly deliver physical possession of all of the Designated Assets which are tangible assets from the Seller to the Purchaser.

1.6 Allocation. The parties agree that the amount of the consideration allocable to the three vehicles comprising a portion of the Transferred Fixed Assets shall be zero. The parties will use their best efforts to agree upon an allocation of the remaining consideration referred to in Section 1.3 among the remaining Designated Assets (the “Allocation”) as soon as possible after the Closing. The Allocation will be determined in a manner consistent with this Section 1.6 and Section 1060 of the Code and the Treasury Regulations thereunder. The Purchaser will provide a proposed allocation to the Seller within 30 days after the Closing Date, and the Seller will deliver to the Purchaser a notice setting forth any proposed changes to such allocation within 15 days after the delivery of such proposed allocation to the Seller, together with a reasonably detailed explanation of the reasons for such proposed changes. The parties will negotiate in good faith to resolve any disputed items, and if the parties are unable to agree on the Allocation within 15 days after delivery of such notice by the Seller to the Purchaser, then the dispute will be arbitrated by a “Big Four” accounting firm mutually acceptable to the parties, whose determination will be conclusive and binding upon the parties for tax purposes. None of the parties shall file any tax return or other document with, or make any statement or declaration to, any governmental body that is inconsistent therewith, except as required by applicable law.

1.7 Closing.

(a) The closing of the sale of the Designated Assets to the Purchaser (the “Closing”) shall take place at the offices of Cooley Godward Kronish llp located at 3175 Hanover Street, Palo Alto, California, concurrently with the execution and delivery of this Agreement (the “Closing Date”).

(b) At the Closing:

(i) The Seller and the Purchaser shall execute and deliver the Assignment and Assumption Agreement;

(ii) The Seller and the Purchaser shall also execute and deliver a Transitional Services Agreement substantially in the form of Exhibit C (the “Transitional Services Agreement”);

(iii) The Purchaser shall pay to the Seller the Payment Amount by wire transfer of immediately available funds;

(iv) The Seller shall execute and deliver to the Purchaser such bills of sale, endorsements, assignments and other documents as may, in the reasonable judgment of the Purchaser or its counsel, be necessary or appropriate to assign, convey, transfer and deliver to the Purchaser good and valid title to the Designated Assets, free and clear of liens and encumbrances; and

(v) The Purchaser shall not be deemed to have assumed any of the Seller’s liabilities, obligations or commitments to any of the Specified Employees incurred on or prior to the Closing Date including, but not limited to, any accrued but unpaid salary commissions or wages, any accrued but unpaid bonuses or incentive or other compensation or any accrued but unpaid vacation, sick pay, severance compensation or other sums owed any of such Specified Employees as of the Closing Date or arising as a result of their termination of employment with the Seller.

(vi) Except for the Assumed Liabilities, the Purchaser shall not be deemed to have assumed, or be liable for, any of the Seller’s liabilities, obligations or commitments of any kind whatsoever incurred or arising in connection with the Specified Business on or prior to the Closing Date, and the Seller shall remain responsible for all such non-assumed liabilities, obligations or commitment after the Closing Date.

SECTION 2. Representations and Warranties of the Seller.

The Seller represents and warrants to Conihasset and the Purchaser that, except as set forth in the Disclosure Schedule:

2.1 Due Organization. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

2.2 Title to Transferred Fixed Assets. The Seller owns and has good and valid title to all of the Transferred Fixed Assets, free and clear of liens and encumbrances, except for: (a) any lien for current taxes not yet due and payable; (b) liens and encumbrances specifically referred to in the Transferred Contracts; and (c) minor liens and encumbrances that have arisen in the ordinary course of business and that do not materially detract from the value of the Transferred Fixed Assets subject thereto.

2.3 Title to Transferred Inventory. The Seller owns and has good and valid title to all of the Transferred Inventory, free and clear of liens and encumbrances, except for: (a) any lien for current taxes not yet due and payable; (b) liens and encumbrances referred to in the Transferred Contracts; and (c) minor liens and encumbrances that have arisen in the ordinary course of business and that do not materially detract from the value of the Transferred Inventory subject thereto, taken as a whole.

2.4 Intellectual Property. To the knowledge of the Seller, the products distributed and sold by the Specified Business (including the Transferred Inventory) do not infringe upon any Intellectual Property Rights of any Person.

2.5 Transferred Contracts. The Seller has delivered to the Purchaser accurate and complete copies of each Transferred Contract. Each Transferred Contract is valid and in full force and effect. The Seller is not in material breach of any Transferred Contract and, to the Seller’s knowledge, no other party to any such Transferred Contract is in material breach of such Transferred Contract.

2.6 Legal Proceedings. There is no lawsuit or other legal proceeding pending or, to the Seller’s knowledge, threatened against the Seller that involves the employees of the Specified Business or involves the Designated Assets and would reasonably be expected to result in a judgment having a material adverse effect on the value of the Designated Assets taken as a whole.

2.7 Authority; Binding Nature of Agreements. The Seller has the requisite corporate power and authority to enter into and to deliver the Transactional Agreements and to perform its obligations under the Transactional Agreements, and the execution, delivery and performance by the Seller of the Transactional Agreements have been duly authorized by all necessary action on the part of the Seller and its board of directors. Each of the Transactional Agreements constitutes a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms, except to the extent that enforcement thereof may be limited by: (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally; and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

2.8 Non-Contravention. The execution and delivery by the Seller of the Transactional Agreements, and the sale of the Designated Assets by the Seller to the Purchaser will not: (a) result in a violation of, the certificate of incorporation or bylaws of the Seller; or (b) result in the imposition or creation of any lien or encumbrance upon or with respect to any of the Designated Assets (except for minor liens that will not materially detract from the value of the Designated Assets taken as a whole).

SECTION 3. Representations and Warranties of Conihasset and the Purchaser.

Conihasset and the Purchaser represent and warrant to the Seller that:

3.1 Due Organization. Conihasset is a corporation duly organized, validly existing and in good standing under the laws of Massachusetts. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of Connecticut.

3.2 Authority; Binding Nature of Agreements. Each of Conihasset and the Purchaser has the requisite corporate or limited liability company power and authority to enter into and to deliver each of the Transactional Agreements to which it is a party and to perform its obligations under each such Transactional Agreement, and the execution, delivery and performance by Conihasset and the Purchaser of each of the Transactional Agreements to which either or both of them are party have been duly authorized by all necessary corporate or limited liability company action on the part of Conihasset and the Purchaser. Each of the Transactional Agreements constitutes a legal, valid and binding obligation of Conihasset and/or the Purchaser, enforceable against it or them in accordance with its terms, except to the extent that enforcement thereof may be limited by: (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally; and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

3.3 Non-Contravention; Consents. The execution and delivery by Conihasset and/or the Purchaser of the Transactional Agreements, and the purchase of the Designated Assets by the Purchaser from the Seller will not: (a) result in a violation of the charter documents of either Conihasset or the Purchaser; or (b) result in the violation of any applicable legal requirement. Other than consents that have already been obtained, neither Conihasset nor the Purchaser is required to obtain any consent from any third Person under any contract in connection with the execution and delivery of the Transactional Agreements or the Purchaser’s purchase of the Designated Assets from the Seller.

3.4 Financing. Conihasset and the Purchaser have sufficient cash, available lines of credit or other sources of immediately available funds to enable them to make payment of the Payment Amount.

SECTION 4. Survival and Indemnification.

4.1 Survival of Representations and Warranties. Subject to Sections 4.2, 4.3 and 6.2, the representations and warranties of the Seller, Conihasset and the Purchaser set forth in this Agreement shall not survive the Closing.

4.2 Survival of Post-Closing Covenants. Notwithstanding anything to the contrary contained in this Agreement, the post-closing covenants of the Seller, Conihasset and the Purchaser set forth in Sections 1.5, 1.6, 1.7(iv) through (vi), 5 and 6 shall survive the Closing.

4.3 Indemnification by Seller. Notwithstanding anything to the contrary in this Agreement, the Seller shall hold harmless and indemnify the Purchaser from and against, and shall compensate the Purchaser for, all Pre-Closing Tax Liabilities (as defined in Section 5.3(b)).

4.4 Indemnification by Purchaser. Notwithstanding anything to the contrary in this Agreement, the Purchaser and Conihasset shall hold harmless and indemnify the Seller from and against, and shall compensate the Seller for, all losses, damages, liability, judgment, penalty tax or expense of any nature that is suffered or incurred by Seller and which arises from or as a result of, or is connected with: (a) any failure by Purchaser or Conihasset to timely discharge, duly pay or duly satisfy any of the Assumed Liabilities; or (b) Post-Closing Tax Liabilities (as defined in Section 5.3(b)) and Transfer Taxes.

SECTION 5. Certain Post-Closing Covenants.

5.1 Further Assurances; Access to Books and Records.

(a) Each party will, to the extent reasonably requested by the other party or parties and at such other party’s or parties’ sole expense, execute and deliver such documents and instruments and take such other actions as such other party or parties may reasonably request in order to consummate and make effective the transactions contemplated by this Agreement.

(b) For a period of five (5) years following the Closing, the Purchaser will give the Seller and the Seller’s advisors and representatives reasonable access to all books and records of the Seller that are included in the Designated Assets (to the extent such books and records relate to any period on or prior to the Closing Date).

5.2 Confidentiality; Customer Communications. None of the parties to this Agreement shall issue any press release or otherwise make any public statement or other public disclosure regarding the terms of this Agreement and the transactions contemplated by this Agreement without the prior written consent of the other party or parties; provided, however, that: (a) each of the Seller, Conihasset and the Purchaser shall be permitted to make any disclosure or public statement with respect to such matters that it determines in good faith is required by any applicable legal requirements or is otherwise necessary in connection with the Purchaser’s operation and conduct of the Specified Business after the Closing; and (b) the Seller shall be permitted to make any disclosure or public statement with respect to such development that it determines in good faith is required by the rules of any stock exchange or quotation system on which the common stock of the Seller or any of its affiliates is listed or quoted for trading.

5.3 Tax Cooperation; Allocation of Taxes.

(a) The Purchaser and the Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Designated Assets (including access to books and records) as is reasonably necessary for the filing of all tax returns, and making of any election related to taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any claim, suit or proceeding relating to any tax return.

(b) All personal property taxes and similar ad valorem obligations levied with respect to the Designated Assets for a taxable period which includes (but does not end on) the date of this Agreement (collectively the “Apportioned Obligations”) shall be apportioned between the Seller and the Purchaser as of the date of this Agreement based on the number of days of such taxable period ending on the date of this Agreement (the “Pre-Closing Tax Period”) and the number of days of such taxable period after the date of this Agreement (with respect to any such taxable period the “Post-Closing Tax Period”). The Seller shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period (the “Pre-Closing Tax Liability”), and the Purchaser shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period (the “Post-Closing Tax Liability”). In the event that either the Seller or the Purchaser shall receive any bill for real or personal property taxes relating to the Designated Assets or shall make any payment for which it is entitled to reimbursement under this Section 5.3(b), the other party shall make such reimbursement promptly but in no event later than 30 days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

SECTION 6. Miscellaneous Provisions.

6.1 No Other Representations or Warranties. The parties acknowledge that, except as expressly set forth in Sections 2 and 3, none of the parties to this Agreement has made or is making any representations or warranties whatsoever to the other party or parties, implied or otherwise. Without limiting the generality of the foregoing, none of the parties to this Agreement is making any implied warranties of merchantability or fitness for a particular purpose.

6.2 Seller’s Liability for Intentional or Fraudulent Misrepresentations. Notwithstanding the provisions of Section 4.1, the Seller shall be liable to Conihasset and/or the Purchaser for any losses, damages, obligations, liabilities, claims, awards (including, without limitation, awards of punitive or treble damages or interest), assessments, amounts paid in settlement, judgments, orders, decrees, fines and penalties, costs and expenses (including, without limitation, reasonable legal fees, expert witness fees and other legal costs) incurred by Conihasset, the Purchaser and/or any if their respective affiliated Persons, which directly arise from or directly relate to any material inaccuracies in any of the Seller’s representations and warranties set forth in Section 2 hereof which a court of competent jurisdiction determines to be intentional or fraudulent misrepresentations made by the Seller with the intent to deceive the Purchaser and to induce the Purchaser to enter into this Agreement.

6.3 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), three business days after delivery to such courier; (c) if sent by facsimile transmission before 5:00 p.m. in California, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission after 5:00 p.m. in California and receipt is confirmed, on the following business day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

If to Seller:
Metron Technology, Inc. 2881 Scott Blvd. Santa Clara, CA 95050 Attention: Metron Counsel

With copies (which shall not constitute notice) to:

Applied Materials, Inc.
Corporate Business Development
3050 Bowers Avenue, M/S 0105
Santa Clara, CA 95054
Attention: James Pursiano, Managing Director, Corporate Business Development

Facsimile: (408) 986-7260
and
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
Facsimile: (650) 849-7400
Attention: Jennifer DiNucci, Esq.

If to Conihasset and/or the Purchaser:

Conihasset Capital Partners, Inc. Two International Place, 16th Floor Boston, MA 02110 Attention: Richard D. Bailey, President & Chief Executive Officer Facsimile: (617) 249-0198

With copies (which shall not constitute notice) to:

Clark & Trevithick 800 Wilshire Boulevard, 12th Floor Los Angeles, CA 90017 Attention: John A. Lapinski, Esq. and Alexander C. McGilvray, Jr., Esq. Facsimile: (213) 624-9441

6.4 Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

6.5 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission or facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

6.6 Governing Law; Venue.

(a) This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California (without giving effect to principles of conflicts of laws).

(b) Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced only in any state or federal court located in the County of Santa Clara, California. Each party to this Agreement:

(i) expressly and irrevocably consents and submits to the exclusive jurisdiction of each state and federal court located in the County of Santa Clara, California (and each appellate court located in the State of California) in connection with any such legal proceeding;

(ii) agrees that each state and federal court located in the County of Santa Clara, California shall be deemed to be a convenient forum; and

(iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the County of Santa Clara, California, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

6.7 Recovery of Litigation Costs. If any legal action or legal proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or intentional or fraudulent misrepresentation in connection with or arising out of any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover its or their reasonable legal fees, expert witness fees and costs and other legal costs incurred in such legal action or legal proceeding, in addition to any other relief to which it or they may be entitled.

6.8 Successors and Assigns; Parties in Interest. None of the parties may assign any of its rights or delegate any of its obligations under this Agreement to any other Person without the prior written consent of the other party or parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Seller and its successors and permitted assigns (if any) and each of Conihasset and the Purchaser and their respective successors and assigns (if any). None of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties to this Agreement and their respective successors and permitted assigns (if any).

6.9 Waiver. No failure on the part of any party to this Agreement to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party to this Agreement in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

6.10 Specific Performance. Each party agrees that: (a) in the event of any breach or threatened breach by the other party of any covenant, obligation or other provision set forth in this Agreement, such party shall be entitled (in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) no person or entity shall be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related legal proceeding.

6.11 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Seller, Conihasset and the Purchaser.

6.12 Severability. In the event that any provision of this Agreement, or the application of any such provision to any party or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to a party or parties or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

6.13 Entire Agreement. The Transactional Agreements set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

6.14 Knowledge. “Knowledge” of the Seller means only the actual knowledge of the General Manager of the Specified Business.

6.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement and Exhibit A, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.

The parties to this Agreement have caused this Agreement to be executed and delivered as of the date first above mentioned.

Metron Technology, Inc.

By:	/s/ Mark Stark

Name:	Mark Stark

Title:	President

Conihasset Capital Partners, Inc.
By:	/s/ Richard D. Bailey

Name:	Richard D. Bailey

Title:	President and Chief Executive Officer

MRO Integrated Solutions, llc
By:	/s/ Thomas Melina

Name:	Thomas Melina

Title:	President

Exhibit A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Agreement.“Agreement” shall mean the Asset Purchase Agreement (including the Disclosure Schedule), to which this Exhibit A is attached as it may be amended from time to time.

Code.“Code” shall mean the Internal Revenue Code of 1986, as amended.

Disclosure Schedule. “Disclosure Schedule” shall mean the disclosure schedule delivered by the Seller to the Purchaser contemporaneously with the execution and delivery of the Agreement.

Documentation. “Documentation” shall mean the user manuals, marketing materials, and technical documentation of the Seller that are specifically and exclusively related to the products distributed and sold by the Specified Business and the customer lists, customer contact information and sales leads exclusively related to such products distributed and sold by the Specified Business.

Intellectual Property Rights. “Intellectual Property Rights” shall mean: (a) rights associated with works of authorship, including copyrights; (b) trade secret rights; (c) other proprietary rights in the products distributed and sold by the Specified Business and in the Documentation (other than patents, trademarks and applications for patents or trademarks); and (d) rights in registrations, renewals and extensions of, and applications for, any of the rights referred to in clauses “(a)” through “(c)” above.

Person.“Person” shall mean any individual, entity or governmental body other then Conihasset, the Purchaser and the Seller.

Transactional Agreements. “Transactional Agreements” shall mean: (a) the Agreement; (b) the Assignment and Assumption Agreement; and (c) the Transitional Services Agreement.

A-1

Exhibit B

Assignment and Assumption Agreement

B-1

Exhibit C

Transitional Services Agreement

C-1